

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Marc Urbach
President and Chief Financial Officer
You on Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, NY 10003

      Re: You on Demand Holdings, Inc.
             Form 10-K for the Year Ended December 31, 2011
             Filed March 30, 2012
             File No. 000-19644
             Form 10-Q for the Quarterly Period Ended September 30, 2012
             Filed November 14, 2012
             File No. 001-35561

Dear Mr. Urbach:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Cover

     1. Please tell us why you have different file numbers for your Form 10-K and Form 10-Q.

VIE Structure and Arrangements, page 4

2. Refer to the diagram of your corporate structure on page 4. Tell us in detail about the nature of the agreements between CB Cayman with Jinan Broadband, Jinan Parent and Networks Center.

Jinan Broadband, page 4

3. We note you entered into a cooperation agreement with Jinan Parent pursuant to which you acquired and currently own a 51% controlling interest in Jinan Broadband. You disclosed that the cooperation agreement provides that Jinan Broadband's operations and pre-tax revenue would be assigned to your WFOE for 20 years, effectively providing for an acquisition of the business. In this regard please provide us with the following information:

    a. whether or not you have acquired a voting interest in Jinan Broadband

    b. why you have accounted for this transaction as an acquisition of a business in view of the 20-year term of the agreement

    c. the terms of the exclusive service agreement between Jinan Broadband, Jinan Parent and Networks Center

    Explain to us how these agreements convey to you the power to control Jinan Broadband and how the economics are flowing to you. Refer to ASC 810 -10-25-38.

4. Tell us how Jinan Broadband accounts for their 49% interest in Jinan Parent. Also tell us who owns the 51% majority ownership

Sinotop Beijing, page 5

5. We note that through a series of contractual agreements, Sinotop Hong Kong controls Sinotop Beijing. Disclose in the notes to the financial statements the nature of each of the contractual arrangements between Sinotop Hong Kong, Sinotop Beijing and the sole shareholder. Disclose the relevant terms including but not limited to duration, enforceability and any revocability clause. Disclose how these terms convey to you the power to control Sinotop Beijing and how the economics are flowing to you.

Shandong Media, page 5

6. Please disclose all the terms of the various contractual agreements between CB Cayman, the trustees, the WFOE, Jinan Zhong Kuan and Shandong Media such as duration, mutual consent provisions, validity and enforceability of the contracts and any revocability clause. Disclose how these terms convey to you through CB

Cayman the power to control Jinan Zhong Kuan and Shandon Media and how the economics are flowing to you before the deconsolidation date. Include any provisions that might limit the ability to exercise power and or whether there are any restrictions on your contractual rights.

1. As disclosed, the trustee arrangements provide that, in consideration for an up-front fee paid by CB Cayman, and monthly cash payments thereafter, the equity holders of Jinan Zhong Kuan, will hold the equity of Jinan Zhong Kuan, in trust for, and only for the benefit of CB Cayman. Please disclose the up-front fee paid by CB Cayman, its monthly cash payments thereafter, the commencement and end dates for these payments, the total amount due, and your basis of accounting for these payments in the financial statements. Tell us how you considered the fact that you have not finalized the payments for the acquisition in your consolidation conclusion.

2. We note your statement in the last paragraph herein "that Jinan Zhong Kuan (VIE) and our WFOE are related parties and all of the risk and burden of operations of Jinan Zhong Kuan is shifted to the WFOE under the exclusive services agreement, and therefore all of the economic benefit is shifted to the WFOE as well." Please clarify how the VIE and WFOE are related parties.

Goodwill, page F-8

3. We note that goodwill represents 20% of total assets at December 31, 2011 and all the goodwill balance resulted from the acquisition of Sinotop Hong Kong in 2010. We note that your revenues are primarily generated by Jinan Broadband and Shandong Media. We note that you are still developing your PPV and VOD business and had minimal revenues therefrom. In this regard tell us how you have considered these facts and your ability to continue as a going concern when you performed the qualitative assessment to determine whether further quantitative impairment testing was necessary. Also tell us whether you performed an annual and/or interim impairment test. If you performed a goodwill impairment test tell us about the results of your tests.

17. Warner Bros. License Agreement, page F-18

4. We note that the WB Agreement is subject to annual minimum payments. Please disclose what those payments are and whether you accrued any amounts as of December 31, 2011.

Form 10-Q for the Quarter Ended September 30, 2012

3. Sinotop Contingent Consideration, page 10

> 5. Per your disclosure, subsequent to the acquisition of Sinotop, you underwent a warrant exchange for three-year warrants that were potentially earned based on certain milestones. Please provide further details on whether or how the performance milestones were achieved.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director